Mail Stop 4561

November 30, 2006

By U.S. Mail and Facsimile to 201-541-1778

Roman Price
Chairman of the Board, President, Chief Executive Officer
Ultitek, Ltd.
560 Sylvan Avenue
Englewood Cliffs, NJ 07632

Re: Ultitek, Ltd.
     Registration Statement on Form 10-12(g)
     Amendment No. 6
     Filed October 28, 2006
     File No. 0-51819

Dear Mr. Price:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Note E – 7% Convertible Debenture, page F-11

1. We note in your response that you utilized a third party valuation to evaluate the existence of a beneficial conversion feature in your convertible debt instruments under EITF 98-5. However, paragraph of EITF 98-5 states that unadjusted quoted market prices are the best evidence of fair value and should be used as the market

value. Per review of your trading history provided in your response, on the date
the convertible debentures were issued, the market price of your stock as traded
by independent third parties was greater than the conversion price of your debt
instruments. Therefore, a beneficial conversion feature should be recognized in
your financial statements for both issuances of convertible debt. Please revise
accordingly.

Note G – Stockholder's Equity, page F-12

2. You have issued a total of 2,500,000 shares to professionals in exchange for legal
   services. Paragraph 7 of SFAS 123(R) supports the use of market value of the
   shares issued in the transaction as the most reliable measure of fair value since
   these are trades between willing unrelated third parties in the open market.
   Please revise your financial statements, both here and in your Form 10-Q filed on
   November 14, 2006.

3. On January 31, 2006, you issued 12,000,000 shares to officers for compensation
   for services performed. It remains unclear why you have used a price of $0.016
   per share to record the issuance of these shares in your financial statements since
   your stock since your stock was trading at $0.25 per share on the date of issuance.
   Paragraph A7 of SFAS 123(R) states that in share-based transactions with
   employees, the observable market prices of identical or similar equity instruments
   are the best evidence of fair value.   Please revise your financial statements
   accordingly.

Note J – Stock Option and Warrant Agreements, page F-13

4. Please tell us how you considered the fair market value of your stock as traded by
   independent third parties in your valuation of your stock options and warrants.

     As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekeh Moore at 202-551-3463 or Paul Cline at 202-551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst
Financial Services Group

cc: Virginia K. Sourlis
     The Sourlis Law Firm
     The Galleria
     2 Bridge Ave
     Red Bank, NJ 07701